EXHIBIT 99.1

Neptune to Hold Conference Call

LAVAL, Quebec, Nov. 26, 2012 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune") (Nasdaq:NEPT) (TSX:NTB) will be holding a conference call on Tuesday November 27, 2012 at 9:00AM ET. The call will focus solely on the presentation of Neptune action plan to resume operations.

The conference call hosts will be:

  Henri Harland, President & CEO
  André Godin, CFO
  Harlan Waksal, Board Member

To access the conference call by phone within Canada & the U.S., the toll‐free number is 1‐877-380-5664. Outside Canada and the U.S., dial 1‐631-813-4882

Conference call details:

Conference Topic: Neptune Technologies & Bioressources - Announcement Conference

Conference ID: 75271239

Management will not accept questions at the end of the presentation.

An archived recording of the webcast will be available on Neptune's website (www.neptunebiotech.com) shortly after the webcast.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids, or PUFAs. Neptune has a patented process of extracting oils from Antarctic krill, which omega-3 PUFAs are then principally sold as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian neutraceutical markets. Neptune's lead products, Neptune Krill Oil (NKO®) and ECOKRILL Oil (EKO™), generally come in capsule form and serve as a dietary supplement to consumers.

Through its subsidiaries Acasti (TSXV:APO) and NeuroBio, in which Neptune respectively holds 57% and 99% of the voting rights, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBio respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

CONTACT: Neptune Contact:
         Neptune Technologies & Bioressources Inc.
         Andre Godin, CFO
         +1.450.687.2262
         a.godin@neptunebiotech.com
         www.neptunebiotech.com

         Neptune Technologies & Bioressources Inc.
         Jean-Daniel Belanger
         Director, Securities and Corporate Affairs
         +1.450.687.2262
         j-d.belanger@neptunebiotech.com
         www.neptunebiotech.com

         Neptune Technologies & Bioressources Inc.
         Frederic Harland, Director of Finance
         +1.450.687.2262
         f.harland@neptunebiotech.com
         www.neptunebiotech.com